Via Facsimile and U.S. Mail
Mail Stop 6010

May 1, 2009

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File Number: 001-11356

Dear Mr. Quint:

We have reviewed your April 3, 2009 and April 17, 2009 responses to our February 20, 2009 and March 24, 2009 letters, have considered related telephonic discussions on April 28, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings. Other than referring to your Form 10-K for the year ended December 31, 2008 in reviewing certain responses to our prior comments, we have not otherwise reviewed it.

1. In our April 28, 2009 telephone conference, we clarified certain points related to the third paragraph of prior comment five. We also noted that we had further follow-up questions related to your response. You stated that you are evaluating whether it is appropriate to revise your valuation method assumptions to preclude recognition of a derivative asset where CDS contract termination rights have been triggered. Please tell us the outcome of your evaluation. Please also explain in more detail how you determined that the $40.8 million derivative asset relating to CDS contracts where termination rights had been triggered was not material to your financial statements for the quarter ended September 30, 2008.

2. If you continue to believe that recognition of a derivative asset is appropriate, please address the following points:

- The reason a market participant purchaser of your CDS contracts would assume that no terminations will occur.
- The reason that your assumption that customers cannot obtain replacement protection in an inactive market is consistent with your assumption that you can transfer the contract in an inactive market.
- If, as you have asserted, the customer cannot obtain replacement protection in the current market, the reason that the fair premium is not equal to the contractual premium. Refer to the third paragraph of our letter dated March 24, 2009.
- Clarify why the derivative asset balance does not include other intangible assets similar to those discussed in SAB 109.

3. Please refer to prior comment seven. We do not understand why a change from a credit spread valuation approach to a discounted cash flow valuation approach yields materially different fair value estimates. The disclosure on page 99 of your September 30, 2008 Form 10-Q indicates that the fair value estimate for a large RMBS CDO derivative transaction determined under your credit spread valuation approach differs from your fair value estimate under a discounted cash flow approach largely because you used different duration assumptions under each approach. More specifically, the disclosure states that you used the index-implied credit loss duration as the duration assumption for your credit spread valuation approach. We understand that the index-implied duration may differ from the duration appropriate for your contracts because of different settlement methods; namely the index incorporates a collateral posting requirement that does not exist under your contracts. However, your disclosure on page 97 indicates that your credit spread valuation approach gives effect to differences in settlement methods through your non-performance risk adjustment. Please help us understand how the disclosure on page 99 that states you used an index implied duration assumption reconciles to the disclosure on page 97 that suggests that the index implied duration is adjusted through your nonperformance risk adjustment. Also, please explain why a change from a credit spread valuation approach to a discounted cash flow valuation approach yields materially different fair value estimates if in fact the credit spread valuation approach is appropriately capturing increasing probabilities of default and the effects of differing settlement methods.

4. Please propose revisions to the disclosure that you provided on page 156 of your December 31, 2008 Form 10-K that clarifies the triggering event under your accounting policy for changing from a credit spread valuation model to a discounted cash flow valuation model. We note that both models require you to estimate expected losses.

5. Please refer to the disclosure on page 215 of your December 31, 2008 Form 10-K, regarding the trusts associated with the purchased put options on your preferred stock that were not evaluated for consolidation under FIN 46(R) because you

believe they are qualifying SPEs. Please analyze for us why these trusts meet all of the conditions in SFAS 140, paragraph 35 to be a qualifying SPE. Additionally, please tell us whether an analysis under FIN 46(R) would have required you to consolidate the trusts and the basis for your conclusion. Please ensure your SFAS 140 analysis addresses the following points:

- SFAS 140, paragraph 35(c)(1) indicates a QSPE may only hold financial assets transferred to it that are passive in nature. In this case it appears that the financial assets held arose from investing assets received from issuing the beneficial interests in the trust and were not "transferred to it." That is, it appears that the trusts were not utilized for the transfer of assets from a transferor pursuant to SFAS 140.
- SFAS 140, paragraph 35(c)(3), as explained in paragraphs 39 and 40, indicates that a derivative financial instrument (the put) pertains to beneficial interests issued only if it has characteristics that relate to and partly or fully but not excessively counteract some risk associated with those beneficial interests. It appears that the put written by the trusts adds risk to other beneficial interest holders besides Radian. If true, the put would not appear to "relate to and counteract" some risk of those other beneficial interests.

6. We understand that the premium amount determined according to the formula described in your response requires a series of cash payments and the put contract appears to require physical settlement with shares when the put is exercised. Please elaborate on why the payment of the premium results in net cash settlement of the put contract. In your response, please also provide your analysis of the SFAS 133, paragraph 6c net-settlement requirement for the put option in its entirety. Additionally, please describe in fuller detail why you believe the contract would fail the paragraph 11(a) scope exception in SFAS 133, considering the interpretive guidance in EITF 00-19 and EITF 07-5.

7. In your response to comment eight, you state that the terms of the perpetual put option agreements allow Radian Asset Assurance to call the preferred securities issued to RASI. Please propose revisions to the disclosure that you provided on page 215 that discloses the terms of your call option and discusses your accounting treatment for these call options.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant